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                             November 15, 2021

       Robert E. Dudley, Ph.D.
       Chief Executive Officer
       Clarus Therapeutics Holdings, Inc.
       555 Skokie Boulevard, Suite 340
       Northbrook, Illinois 60062

                                                        Re: Clarus Therapeutics
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
1, 2021
                                                            CIK No. 0001817944

       Dear Dr. Dudley:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Marianne Sarrazin, Esq.